UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

 Aceragen, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

45168K306

(CUSIP Number)

Jacob Comer, Partner, General Counsel and Chief Compliance Officer

NovaQuest Co-Investment Fund XV, L.P.

4208 Six Forks Road, Suite 920

Raleigh, North Carolina 27609

(919) 459-8620

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 17, 2023

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45168K306

1	NAME OF REPORTING PERSONS NovaQuest Co-Investment Fund XV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 909,326(1)
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 909,326 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 909,326 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%(2)[2]
14	TYPE OF REPORTING PERSON PN

1 Consists of 909,326 shares of common stock, $0.001 par value per share (the “Common Stock”) of Aceragen, Inc., formerly Idera Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”) underlying warrants, which includes 830,294 shares issuable upon the stockholders’ approval of the Conversion Proposal (as defined below), that are exercisable within 60 days of the date of this report. Does not include five shares of Issuer non-voting, non-convertible Series X Preferred Stock.

2 This percentage is based on 8,461,063 shares of Issuer’s Common Stock outstanding as of January 17, 2023, as reported in the Issuer's Current Report on Form 8-K as filed with the Securities and Exchange Commission (the “SEC”) on January 17, 2023 (the “Form 8-K”).

CUSIP No.	45168K306

1	NAME OF REPORTING PERSONS NQ POF V GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 909,326 (3)
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 909,326 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 909,326 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%(4)[4]
14	TYPE OF REPORTING PERSON PN

3 Consists of 909,326 shares of Common Stock underlying warrants, which includes 830,294 shares issuable upon the stockholders’ approval of the Conversion Proposal (as defined below), that are exercisable within 60 days of the date of this report. Does not include five shares of Issuer non-voting, non-convertible Series X Preferred Stock.

4 This percentage is based on 8,461,063 shares of Issuer’s Common Stock outstanding as of January 17, 2023, as reported in the Issuer's Form 8-K.

SCHEDULE 13D

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Common Stock (each a “Share,” and collectively, the “Shares”) of the Issuer. The Issuer’s principal executive office is located at 505 Eagleview Boulevard, Suite 212, Exton, Pennsylvania 19341.

Item 2. Identity and Background

(a) This Schedule 13D is being filed pursuant to Rule 13d-1 of Regulations 13D-G under the Securities Exchange Act of 1934 (the “Act”) on behalf of NovaQuest Co-Investment Fund XV, L.P. “NovaQuest”) and NQ POF V GP, Ltd. (“NovaQuest GP”), the investment committee of which makes voting and investment decisions regarding securities held by NovaQuest (collectively, the “Reporting Persons”).

(b) The business address of the Reporting Persons is 4208 Six Forks Road, Suite 920, Raleigh, North Carolina 27609.

(c) The principal business of the Reporting Persons is to invest in a variety of companies.

(d) – (e) During the last five years, the Reporting Persons: (i) have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) have not been parties to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) NovaQuest is a Delaware limited partnership and NovaQuest GP is a Cayman Islands limited company.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons are filing this Schedule 13D as a result of stockholder approval on certain matters in connection with the Issuer’s September 28, 2022 stock-for-stock acquisition (the “Acquisition”) of Aceragen, Inc. (“Private Aceragen”), pursuant to the terms of the Agreement and Plan of Merger, dated September 28, 2022, by and among the Issuer, Bell Merger Sub I, Inc., Bell Merger Sub II, LLC and Private Aceragen (the “Merger Agreement”).

Under the terms of the Merger Agreement, at the closing of the Acquisition, the Issuer issued to the former stockholders of Private Aceragen shares of Common Stock and shares of its Series Z Non-Voting Convertible Preferred Stock, par value $0.01 per share (the “Series Z Preferred Stock”), which was a newly designated convertible series of preferred stock, each share of which was convertible into 1,000 shares of Common Stock. Additionally, under the terms of the Merger Agreement, all issued and outstanding warrants to purchase shares of Private Aceragen’s capital stock were assumed by the Issuer and converted into warrants to purchase shares of Common Stock and Series Z Preferred Stock on substantively the same terms and conditions that applied to such warrants immediately prior to the Acquisition. Pursuant to the Merger Agreement, and in exchange for the outstanding Private Aceragen warrants held by NovaQuest, NovaQuest received a warrant to purchase (i) 1,343,547 shares of Common Stock and (ii) 14,115 shares of Series Z Preferred Stock.

The Issuer held a Special Meeting of stockholders on January 12, 2023, where the conversion of Series Z Preferred Stock into shares of Common Stock in accordance with Nasdaq Listing Rule 5635(a) (the “Conversion Proposal”) was approved so that each share of Series Z Preferred Stock was to be converted into 1,000 shares of Common Stock on January 17, 2023.

In connection with the Acquisition, the Reporting Persons also received five shares of Issuer non-voting, non-convertible Series X Preferred Stock in exchange for five shares of Private Aceragen Series X Preferred Stock.

For more information on the Merger Agreement, see Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 30, 2022, which is incorporated herein by reference. For more information on the Conversion Proposal see the Issuer’s Definitive Proxy Statement on Schedule 14A as filed with the SEC on December 8, 2022.

On January 17, 2023, the Issuer announced a 1-for-17 reverse stock split of its Common Stock, effective January 17, 2023, and that it changed its name from Idera Pharmaceuticals, Inc. (Nasdaq: IDRA) to Aceragen, Inc. (Nasdaq: ACGN).

Item 4. Purpose of Transaction.

As adjusted for the reverse stock split, the Reporting Persons obtained beneficial ownership of 830,294 shares of Common Stock underlying a warrant, pursuant to the approval of the Conversion Proposal on January 12, 2023, which conversion was effective on January 17, 2023, as described in Item 3, in addition to the 79,032 shares of Common Stock underlying a warrant that the Reporting Persons beneficially owned following the Acquisition. The Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of the Issuer’s subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of the Issuer’s subsidiaries; (iv) any change in the present board of directors or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)          See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentage of the Shares beneficially owned by the Reporting Persons. The percentage used in this Schedule 13D are calculated based upon 8,461,063 shares of Issuer’s Common Stock outstanding as of January 17, 2023, as reported in the Issuer's Form 8-K.

(b)         See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)         Reference is made to the discussion in Item 3. Each of the required transactions described in this Item 5(a) were reported on Forms 3 and 4 filed with the SEC pursuant to Section 16 of the Act and is available on the SEC’s website at www.sec.gov. The information reported in the filing is expressly incorporated herein.

(d)         No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt from, or the proceeds from the sale of, any Shares beneficially owned by the Reporting Persons.

(e)         Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Materials to be Filed as Exhibits.

Exhibit 7.01 –	Agreement and Plan of Merger, dated September 28, 2022, by and between Idera Pharmaceuticals, Inc., Bell Merger Sub I, Inc., Bell Merger Sub II, LL and Aceragen, Inc. (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on September 30, 2022).

Exhibit 7.02 –	Certificate of Designations of the Series Z Non-Voting Convertible Preferred Stock of Idera Pharmaceuticals, Inc., dated September 28, 2022 (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on September 30, 2022).

Exhibit 7.03 –	Joint Filing Agreement by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 18, 2023	NOVAQUEST CO-INVESTMENT FUND XV, L.P.

By: NQ POF V GP, LTD., its general partner

	By:	/s/ John Bradley
	Name:	John Bradley
	Title:	Director

NQ POF V GP, LTD.

	By:	/s/ John Bradley
	Name:	John Bradley
	Title:	Director